FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of June, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: June 10, 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            10 June 2005, Director Shareholding

Exhibit 99





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)   Name of company

     UNILEVER PLC

2)   Name of director

     MR C J van der GRAAF

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     LLOYDS TSB REGISTRARS CORPORATE NOMINEE LTD


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     NO

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     MONTHLY PURCHASE OF UNILEVER PLC SHARES UNDER THE SHARE INCENTIVE PLAN ("SHAREBUY")


7)   Number of shares/amount of
     stock acquired

     23

8)   Percentage of issued class

     NEGLIGIBLE

9)   Number of shares/amount
     of stock disposed

     N/A

10)  Percentage of issued class

     N/A

11)  Class of security

     ORDINARY 1.4P SHARES

12)  Price per share

     539.00P

13)  Date of transaction

     8 June 2005

14)  Date company informed

     9 June 2005

15)  Total holding following this notification

     36,477

16)  Total percentage holding of issued class following this notification

     0.001%

If a director has been granted options by the company please complete the following boxes

17)  Date of grant

     N/A

18)  Period during which or date on which exercisable

     N/A

19)  Total amount paid (if any) for grant of the option

     N/A

20)  Description of shares or debentures involved: class, number

     N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22) Total number of shares or debentures over which options held following this notification

     N/A

23)  Any additional information

     N/A

24)  Name of contact and telephone number for queries

     JOANNE MCDONALD 020 7822 5860

25) Name and signature of authorised company official responsible for making this notification

     ALISON DILLON, DEPUTY SECRETARY

Date of Notification

10 June 2005


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)   Name of company

     UNILEVER PLC

2)   Name of director

     MR R H P MARKHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     LLOYDS TSB REGISTRARS CORPORATE NOMINEE LTD

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     NO

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     MONTHLY PURCHASE OF UNILEVER PLC SHARES UNDER THE SHARE INCENTIVE PLAN ("SHAREBUY")

7)   Number of shares/amount of
     stock acquired

     23

8)   Percentage of issued class

     NEGLIGIBLE

9)   Number of shares/amount
     of stock disposed

     N/A

10)  Percentage of issued class

     N/A

11)  Class of security

     ORDINARY 1.4P SHARES

12)  Price per share

     539.00P


13)  Date of transaction

     8 June 2005

14)  Date company informed

     9 June 2005

15)  Total holding following this notification

     157,982

16)  Total percentage holding of issued class following this notification

     0.005%

If a director has been granted options by the company please complete the following boxes

17)  Date of grant

     N/A

18)  Period during which or date on which exercisable

     N/A

19)  Total amount paid (if any) for grant of the option

     N/A

20)  Description of shares or debentures involved: class, number

     N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22) Total number of shares or debentures over which options held following this notification

     N/A

23)  Any additional information

     N/A

24)  Name of contact and telephone number for queries

     JOANNE MCDONALD 020 7822 5860

25) Name and signature of authorised company official responsible for making this notification

     ALISON DILLON, DEPUTY SECRETARY

Date of Notification

10 June 2005